April 30, 2009

Mr. David W. Leedom
Chief Financial Officer
Meta Financial Group, Inc.
121 East Fifth Street
Storm Lake, Iowa 50588

Re: Meta Financial Group, Inc.
Form 10-K for the fiscal year ended September 30, 2008
File No. 0-22140

Dear Mr. Leedom:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David Irving
Reviewing Accountant